May 19, 2011

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ads In Motion, Inc.
Form 8-K/A
Filed May 9, 2011
File No. 000-53460

Dear Mr. Spirgel:

We hereby submit the responses of Ads In Motion, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated May 18, 2011, to Mr. Jordan Glatt of the Company in regard to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2011 (the “Original 8-K”) as amended by the above-referenced amendment to the Original 8-K (together with the Original 8-K and previous amendments thereto, the “Amended 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to paragraphs are to the paragraphs in Amendment No. 3 to the Amended 8-K filed with the Commission on May 19, 2011 (the “Third Amendment”).

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
In regards to the Item 4.01 Form 8-K filed on February 14, 2011, please amend your Form 8-K to state that you are unable to obtain the required Exhibit 16.1 letter from your former auditor despite repeated attempts to do so.

Company Response: The Company has added disclosure in the last sentence of the fourth paragraph under Item 4.01 of the Third Amendment to reflect that Company has been unable to obtain the required Exhibit 16.1 letter from the Company’s former auditor despite repeated attempts to do so.

The Company acknowledges that, in responding to the Staff’s comments:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (973) 984-7998 or Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Ads In Motion, Inc.

By:	/s/ Jordan Glatt
Jordan Glatt
President and Chief Executive Officer